EXHIBIT 17.1

Subject:        RE: Shannon
Date:           9/22/2004 6:52:50 AM Mountain Daylight Time
From:           dwagner@nbnet.nb.ca
To:     bcoady@shannon-intl.com
CC:     kndvais@bentleylp.com, dbrovarone@aol.com,
        Rod.Wark@associatedmarine.com,  johnrogers@logicalsequence.com,
        GPIsenorCo@aol.com


Blair Coady
President and CEO
Shannon International
Calgary, Alberta

Dear Blair:

After considerable discussion and thought, I have decided not to participate in any conversations, telephone calls etc., unless they are formal Board meetings with proper notice, agenda and appropriate documentation provided in advance of the meeting. My level of discomfort with the lack of information requested by me and other members of the board has caused me to take this position.

I would also like to give notice that I will not be offering my name for re-election to the board at the next AGM. It is my assumption that this meeting will take place before the end of October 2004. If it does not take place before that date, I will resign.

I hope I have made my position clear and should you have require any further clarification, you may contact me at any time.



David L Wagner
Executive Associate
Accelerator Inc.
75 Kingswood Drive
Fredericton, NB E3B 6Z8
Office Phone: 506 451-0510
Office Fax: 506 454-3796
Cell: 506 471-8777
Web link: www.acceleratorbusiness.com
e-mail: david.wagner@acceleratorbusiness.com